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SEC FILE NUMBER
8-53535

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Seaport Global Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Markus Witthaut	**212-616-7710**	MWitthaut@seaportglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Laporte, A Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

10/16/2013	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Markus Witthaut</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Seaport Global Securities</u>_____, as of <u>12/31</u>_____, 2<u>023</u>___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
CCO/FINOP



Notary Public



IRINA KAMENKO
Notary Public
Connecticut
My Commission Expires Jun 30, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEAPORT GLOBAL SECURITIES LLC

Audit of Financial Statement

December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Seaport Global Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Seaport Global Securities LLC (the Company) as of December 31, 2023, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

A Professional Accounting Corporation

We have served as the Company's auditor since 2009.

Covington, LA
February 26, 2024

1

Assets

Cash and Cash Equivalents	$	5,423,360
Receivables from Clearing and Depository Organizations		36,575,836
Securities Owned, at Fair Value		37,759,507
Accounts Receivable, Net		7,120,519
Prepaid Expenses		1,341,270
Deposits with Clearing Organizations		1,180,395
Total Assets	**$**	**89,400,887**

Liabilities

Securities Sold, Not Yet Purchased, at Fair Value	$	9,402,867
Accounts Payable		19,950,325
Accrued Liabilities		1,943,464
Due to Broker		285
Total Liabilities		**31,296,941**
Member's Equity		**58,103,946**
Total Liabilities and Member's Equity	**$**	**89,400,887**

The accompanying notes are an integral part of this financial statement.

Note 1.   Summary of Significant Accounting Policies

Organization and Nature of Business
Seaport Global Securities LLC (Seaport) (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001 and is a wholly owned subsidiary of Seaport Global Holdings LLC (Parent).

The Company is a full service, mid-sized investment bank that offers capital markets advisory, sales, trading and research services across the credit-risk spectrum. The Company pairs extensive knowledge and relationships in energy, industrials, shipping and chemicals/refining industries, with equity and fixed income sales, trading and research. The Company also offers investment banking services including underwriting of newly-issued equity securities and mergers, acquisitions and restructuring advisory services. The existing client base consists of large institutions and funds that manage in excess of $100 million.

Use of Estimates
The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents for cash flow purposes as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations
Certain exchange and/or clearing organizations require cash and/or securities to be deposited by us to conduct day-to-day activities.

Receivables from Clearing and Depository Organizations
Receivables from clearing and depository organizations represent uncollected commissions and fees due from other brokers.

Accounts Receivable
Accounts receivables are carried at original invoice amount, net of any allowance for credit losses. After adoption of FASB ASC 326-20 Financial Instruments – Credit Losses on January 1, 2023, Management determines the allowance using an estimate of expected credit losses, applied to customer groupings with similar risk characteristics, based on historical experience, current economic conditions and certain forward-looking information.

Note 1. Summary of Significant Accounting Policies (Continued)

Accounts Receivable (Continued)

Expected increases in expected credit losses are recognized in earnings and involve significant judgement. Account balances are written-off against the established allowance when Management determines it is probable the receivable will not be collected. As of December 31, 2023, the total allowance recorded for credit losses was $7,493.

Prepaid Expenses

Prepaid expense are expenditures that have been paid in advance. Prepaid expenses are recorded as an asset and expensed as the benefits of the assets are realized.

Revenue Recognition

The Company follows Accounting Standards Codification 606, ("ASC" 606) Revenue from Contracts with Customers. The accounting policies are stated below.

Principal Transactions. Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Commissions. Securities transactions and related commission revenues and expenses are recorded and recognized on a trade date basis as securities transactions occur. In addition, certain customers have a soft dollar arrangement whereby a third party allocates a portion of their gross commissions to pay for research products and services. The Company acts as an agent in these soft dollars arrangements and the revenues are accounted for on the accrual basis of accounting and included in commissions.

Underwriting Fees. Investment banking revenues include fees from securities offerings in which the Company acts as a principal. Capital markets services include underwriting and placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, and follow-on offerings. Underwriting and placement fees are recognized at a point in time on a trade date basis as the client obtains control and benefit of the capital markets offering at that point.

Advisory Income. Investment banking advisory fees from mergers and acquisitions engagements are recognized at a point in time when the transaction is completed. Advisory income from restructuring engagements are recognized over time using a time elapsed measure of progress as the customer receives and consumes the benefit of the services. A significant portion of our advisory services fees are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Costs associated with advisory engagements are expensed as incurred and recorded on a gross basis within the applicable expense category on the Statement of Operations and any expenses reimbursed by the client are recognized in Advisory Income on the Statement of Operations.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Interest and Dividend Income. The Company records net interest and dividend income on Securities Owned, held at clearing broker and Securities Sold, Not Yet Purchased, as it is earned and incurred.

Underwriting Costs. Costs associated with underwritings are recognized on a gross basis in Underwriting Costs on the Statement of Operations at the time the related revenue is recorded. Any expenses reimbursed by the client are recognized in Underwriting Costs on the Statement of Operations.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under this election, taxable income or loss of the Company flows to the parent and is included in the tax returns of the parent.

Risks and Uncertainties

The Company is responsible for any loss, liability, damage, cost, or expense incurred or sustained by the clearing agents as a result of the failure of any introduced account to make timely payment for securities purchased or timely and good delivery of securities sold. To date no such claims have been asserted, nor have such expenses been incurred.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the Statement of Financial Condition.

Securities not readily marketable include private equity investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

The Company had amounts on deposit at banks at December 31, 2023 of $5,423,360, which exceed the $250,000 federally insured limits by $5,173,360. Additionally, the Company had amounts on deposit at the brokerage firms of $37,756,231, which exceed the $250,000 securities investor protection limits by $36,601,869. The Company monitors cash balances, and the quality of the six institutions that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1.   Summary of Significant Accounting Policies (Continued)

Accounting Standards Adopted
Financial Instruments - Credit Losses
On January 1, 2023, the Company adopted ASU 2016-13 and all subsequent ASUs that modified ASU 2016-13, which have been codified under ASC 326, *Financial Instruments – Credit Losses*. The guidance provides for estimating credit losses on financial assets measured at amortized cost by introducing an approach based on expected losses over the financial asset's entire life, recorded at inception or purchase. The Company adopted this guidance using the modified retrospective approach, as required, and has not adjusted prior period comparative information and will continue to disclose prior period financial information in accordance with previous accounting guidance. Adoption of ASC 326 to the estimate of the allowance for credit losses was insignificant.

Note 2.   Allowance for Credit Losses

The following table presents an analysis of the activity in the allowance for credit losses on accounts receivable for the year ended December 31, 2023, and includes the cumulative effect of adopting ASC 326. (See Note 1)

Allowance at December 31, 2022	$	12,428
Cumulative Effect of the Adoption of ASC 326		-
Allowance at January 1, 2023		12,428
Recoveries		(12,428)
Provision for Credit Losses		7,493
Allowance at December 31, 2023	$	7,493

Note 3.   Receivables from Clearing and Depository Organizations

The Company's receivables from its clearing and depository organizations includes amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

As of December 31, 2023, the Company was due through its clearing and depository organizations approximately $36,575,836. The Company clears certain of its proprietary and customer transactions through broker-dealers on a fully disclosed basis.

Note 4.   Deposits with Clearing Organizations

The Company maintains clearing agreements with three broker dealers requiring deposits of $1,154,362. Deposits of $500,000 are held in an interest bearing account and deposits of $654,362 do not carry interest as required by the agreements. Amounts held on deposit are restricted from use until the agreements are terminated.

Note 5.   Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value if the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments. Security positions resulting from proprietary trading are measured at fair value. Any unrealized gains or losses resulting from marking these instruments to fair value are included in profit or loss. Net unrealized gains and losses on securities held as of December 31, 2023 amount to a gain of approximately $4,834,868.

The fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of securities, or both.

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1:   Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Note 5.   Fair Value of Financial Instruments (Continued)

Level 3:   Inputs are unobservable and significant to the fair value measurement of the asset or liability, and in certain cases, rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2023.

- **US government securities:** Valued at the closing price reported in the active market in which the individual securities are traded.
- **Corporate bonds:** Certain corporate bonds are valued at the closing price reported in the active markets in which the bond is traded. Other corporate bonds are valued based upon yields currently available on comparable securities of issuers with similar credit ratings. Additionally certain bonds are estimated using recently executed transactions, market quotations (where observable), or bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined by the Company by evaluating prices and indexes. Corporate bonds are generally categorized as Level 1 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3.
- **Equity securities:** Certain equity securities are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted equity securities are valued at the quoted market price of the issuer's unrestricted equity securities, less an appropriate discount. If a quoted market price for unrestricted equity securities of the issuer is not available, restricted equity security is valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.
- **Options:** The market value is based on the closing price of the security as provided by the exchange or Options Clearing Corporation.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Additionally, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SEAPORT GLOBAL SECURITIES LLC
Notes to the Financial Statement

Note 5.   Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Level 1	Level 2	Level 3	Totals
US Government Securities	$ 1,545,936	$ -	$ -	$ 1,545,936
Corporate Bonds				
All A - Rated	3,343,020	-	-	3,343,020
All B - Rated	2,462,625	-	-	2,462,625
All C - Rated	61,206	-	-	61,206
All D - Rated	-	-	-	-
All Not Rated	2,047,533	-	13,770,823	15,818,356
Total Corporate Bonds	7,914,384	-	13,770,823	21,685,207
Equity Securities				
Banks	108	-	-	108
Base Metals	2	-	-	2
Data & Transaction Processors	72,505	-	-	72,505
Drilling & Drilling Support	14,261	-	-	14,261
Energy	1	-	350,000	350,001
Engineering Services	91,302	-	-	91,302
Exploration & Production	70	-	18,288	18,358
Housewares	50,000	-	-	50,000
Institutional Brokerage	1,574,250	-	-	1,574,250
Investment Company	11,398,122	-	-	11,398,122
Medical Devices	33,750	-	-	33,750
Mining	420	-	-	420
Mining Services	229	-	-	229
Mortgage Finance	36,011	-	-	36,011
Refining	2,701	-	-	2,701
Restaurants	19,859	-	-	19,859
Airlines	-	-	48,557	48,557
Aviation	-	-	403,332	403,332
Healthcare	-	-	12	12
Retail	-	-	414,534	414,534
Specialty Chemicals	-	-	3	3
Total Equity Securities	13,293,591	-	1,234,726	14,528,317
Options	47	-	-	47
	$ 22,753,958	$ -	$ 15,005,549	$ 37,759,507

Liabilities	Level 1	Level 2	Level 3	Totals
US Government Securities	$ (2,480,482)	$ -	$ -	$ (2,480,482)
Corporate Bonds				
All A - Rated	(678,498)	-	-	(678,498)
All B - Rated	(3,292,234)	-	-	(3,292,234)
All C - Rated	(827,400)	-	-	(827,400)
All D - Rated	-	-	-	-
All Not Rated	-	-	-	-
Total Corporate Bonds	(4,798,132)	-	-	(4,798,132)
Equity Securities				
Investment Company	(2,122,760)	-	-	(2,122,760)
Total Equity Securities	(2,122,760)	-	-	(2,122,760)
Options	(1,493)	-	-	(1,493)
	$ (9,402,867)	$ -	$ -	$ (9,402,867)

SEAPORT GLOBAL SECURITIES LLC
Notes to the Financial Statement

Note 5.   Fair Value of Financial Instruments (Continued)

There were no transfers between Level 1 and Level 2 during the year.

The table below sets forth a summary of changes in the fair value of the Company's level 3 investments for the year ended December 31, 2023.

	Corporate Bonds	Equity Securities	Total
Securities Owned, at Fair Value - Opening balance	$9,331,153	$1,390,546	$10,721,699
Total gains and losses for the period included in Principal Transactions, Realized and Unrealized Net Gains and Losses on the Statement of Operations	4,732,608	(70,369)	4,662,239
Purchases	1,424,562	164,549	1,589,111
Sales	(1,717,500)	(250,000)	(1,967,500)
Securities Owned, at Fair Value - Closing balance	$13,770,823	$1,234,726	$15,005,549

The unobservable inputs used to value the Company's level 3 investments at fair value as of December 31, 2023 are as follows:

Assets (at fair value)	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Corporate Bonds	$ 13,770,823	Market Approach	Price (a)	0%
Common Stock	1,234,726	Market Approach	Price (a)	0%
	$ 15,005,549			

(a) Represents amounts used that management has determined that market participants would use such mulitples when pricing the investments.

Note 6.   Related Party Transactions

Services Agreement
The Company has a continuing service agreement with its Parent. The terms of the agreement grant the Company the right to use office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent.

In return, the Company pays a servicing fee, which is calculated based upon percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas.

At December 31, 2023, the Company was obligated to its Parent in the amount of approximately $19,580,589 which is included in accounts payable.

Note 7.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At December 31, 2023, the Company reflected net capital of approximately $29,802,226, which was in excess of its required net capital of $1,459,606 by $28,342,620. The Company's ratio of Aggregate Indebtedness to Net Capital was 0.73 to 1. Additionally, the Company reported haircuts on securities amounting to approximately $3,647,869.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, based on sections (k)(2)(ii). Further, the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 are limited to: (1) trading as principal; (2) receiving transaction-based compensation for Investment Banking activities; (3) receiving fee based compensation for Investment Banking advisory activities; (4) receiving other fee based compensation; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Note 8.   Commitments and Contingencies

Pending Litigation

The Company is both plaintiff and defendant in two separate legal proceedings currently pending in the Supreme Court of the State of New York. The Company denies any wrongdoing in these breach of contract cases and is vigorously prosecuting and defending, as applicable. Management believes that the disposition of these matters, individually or in the aggregate, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 9.   Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Note 9.   Income Taxes (Continued)

As stated in Note 1, taxable income or loss of the Company is included in the tax returns of its member. The Company's member files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2020, are subject to examination by the relevant taxing authorities.

As of December 31, 2023, the Company had no uncertain tax positions.

Note 10.   Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statement is issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statement, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statement, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 26, 2024 the date this financial statement was available to be issued, and determined that there were no events that requires disclosure:

No subsequent events occurring after this date have been evaluated for inclusion in this financial statement   .